PINE VALLEY AMENDS ROCKSIDE REPAYMENT TERMS

VANCOUVER, BRITISH COLUMBIA, November 24, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has negotiated an extension of the due date for repayment of the debt financing provided to the Company by The Rockside Foundation from February 6, 2006 to June 30, 2006 (the “extension period”). The Company currently has US$8.85 million due under this facility. During the extension period interest is to be paid at a rate of 12% per annum.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.